CANALASKA URANIUM LTD.

DISCLOSURE POLICY

OBJECTIVE & SCOPE

The objective of this Disclosure Policy is to ensure communications of material information to the investing public about CanAlaska Uranium Ltd. (“CanAlaska” or the “Company”) are timely, balanced and accurate, and are broadly disseminated in accordance with all applicable legal, regulatory and stock exchange requirements.

The scope of the Disclosure Policy extends to all employees of CanAlaska, its Board of Directors, consultants, applicable contractors and those individuals authorized to speak on behalf of the Company. It covers disclosures in:

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Documents filed with governmental, administrative, judicial and regulatory authorities;

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Written statements made in CanAlaska annual and quarterly reports;

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Media releases;

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Letters to shareholders;

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Presentations by senior management; and,

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Information contained on the CanAlaska web site and other electronic communications;

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Oral statements made in meetings and telephone conversations with analysts and investors, interviews with the media; and,

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Oral statements made in speeches and conference calls.

DISCLOSURE POLICY RESPONSIBLITY

The Company Board of Directors is responsible for overseeing the disclosure principles of this policy.

MATERIAL INFORMATION

Material information is any information, whether historical or forward-looking, relating to the business and affairs of a Company that would reasonably be expected to have a significant effect on the market price or value of any of the Company’s securities.

Although not intended to be a comprehensive list, the following are examples of information that could be material depending on its scale and magnitude:

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Quarterly or annual operational results or projections

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Changes in capital or corporate structure

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Management changes or changes in ownership of shares that may affect control of CanAlaska

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Significant discoveries

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Mergers, acquisitions, joint ventures, divestitures, or other changes in Company assets

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Major litigation pending or threatened

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Entering into, loss of, or breach of significant contracts

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Significant changes in management

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Events relating to securities, including defaults on senior securities, calls of securities for redemption, public or private sale of additional securities, share purchase plans, stock splits or changes in dividends and changes to the rights of securities holders

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New products, discoveries, patents, or developments regarding the Company, customers or suppliers

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Major labour issues or matters involving major contractors or suppliers, bankruptcy or receivership and other events of a similar nature

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Change in auditors and agreements/disagreements with auditor

DISCLOSURE OF MATERIAL INFORMATION

Disclosure of all material information to the investment community shall be in compliance with all applicable securities laws, regulations and rules and shall adhere to the following basic disclosure principles:

1.

Material information shall be publicly disclosed immediately via media release through a recognized and approved wire service.

2.

Unfavorable material information must be disclosed as promptly and completely as favorable material information. As well, disclosure must include any information the omission of which would make the rest of the disclosure misleading.

3.

Disclosure must be corrected immediately if CanAlaska subsequently learns earlier disclosure contained a material error. Any error detected should be brought forward to the President and Chief Executive Officer (CEO) of CanAlaska on the nature and method of communication of the error.

4.

If previously undisclosed material information is inadvertently disclosed to an analyst or any other person not bound by an express confidentiality obligation, such information must be broadly disclosed immediately via media release.

5.

Disclosure on the CanAlaska web site alone does not constitute adequate disclosure of material information.

6.

In circumstances where CanAlaska determines disclosure would be unduly detrimental, such as release of information that would prejudice negotiations in a corporate transaction, CanAlaska shall file a confidential material change report with applicable securities regulators and shall review its decision to keep the information confidential at least every ten days.

MAINTAINING CONFIDENTIALITY

Employees of CanAlaska, its Board of Directors, consultants, applicable contractors and individuals authorized to speak on behalf of CanAlaska who are privy to confidential information are prohibited from communicating such information unless it is necessary to do so in the ordinary course of business.

Outside parties privy to undisclosed material information concerning CanAlaska shall be told that they must not divulge such information to anyone else other than in the necessary course of business and that they may not trade in securities of CanAlaska until the information is publicly disclosed. Such outside parties shall confirm their commitment to non-disclosure in the form of a written confidentiality agreement.

In order to prevent the misuse or inadvertent disclosure of material information, the following procedures should be observed at all times:

1.

Documents and files containing confidential information should be kept in safe locations accessible only to designated individuals.

2.

Confidential matters should not be discussed in public places where conversations may be overheard, e.g. elevators, hallways, restaurants, airplanes, and taxis.

3.

Confidential matters should not be excessively discussed on non-secure wireless telephones, skype field reports, or other non-secure wireless devices.

4.

Confidential documents should not be read or displayed in public places and should not be discarded where others can retrieve them.

5.

Employees must ensure they maintain the confidentiality of information in their possession outside of the office as well as inside the office.

6.

Transmission of documents by electronic means, such as by fax or by e-mail, should be made only where it is reasonable to believe the transmission can be made and received under secure conditions.

7.

Access to confidential electronic data should be restricted through the use of passwords.

8.

Unnecessary copying of confidential documents should be avoided and documents containing confidential information should be promptly removed from conference rooms and work areas after meetings have concluded. Extra copies of confidential documents should be shredded or otherwise destroyed.

DESIGNATED SPOKESPERSONS

Only the Chief Executive Officer (CEO) and Vice President of Corporate Development (V.P.) of CanAlaska shall be designated the official spokesperson for CanAlaska and is authorized to discuss material information with the media, institutional and individual investment community.

Other employees may be designated by the CEO or V.P. to speak on behalf of CanAlaska as back-ups or to respond to specific inquiries.

Employees who are not authorized spokespersons must not respond under any circumstances to inquiries from the investment community, the media or others, unless specifically asked to do so by an authorized spokesperson. All such inquiries shall be referred to the CEO and V.P.

MEDIA RELEASES

Once a determination is made that a development is material, a news release shall be issued, unless it is determined that such development must remain confidential for the time being and appropriate control of that information is instituted. Should a material oral statement inadvertently be made in a selective forum, CanAlaska shall immediately issue a news release in order to fully publicly disclose that information.

Prior notice of a media release announcing material information must be provided to the market surveillance department of the Toronto Stock Exchange (“TSX”), if the TSX is open for trading at the time of a proposed announcement, to enable a trading halt if deemed necessary by the TSX. If a media release announcing material information is issued outside of trading hours, market surveillance must be notified before the market opens.

Only upon approval of the annual and interim financial statements, initially by the Company Audit Committee, then the board of directors, shall interim financial results be publicly released.

Media releases shall be disseminated through an approved newswire service that provides simultaneous national and/or international distribution. Media releases shall be transmitted to all stock exchange members, relevant regulatory bodies, major business wires, national financial media and local media.

Media releases shall be posted on the CanAlaska web site immediately after release over the newswire. The media releases page of the CanAlaska web site shall include a notice that advises readers the information posted was accurate at the time of posting, but may be superseded by subsequent media releases.

CONTACTS WITH ANALYSTS, INVESTORS AND MEDIA

CanAlaska recognizes meetings and/or discussions with analysts, significant investors and media are an important part of the Company’s investor relations program. CanAlaska shall meet with analysts and investors on an individual or small group basis as needed and shall initiate contacts or respond to analyst, investor and media calls in a timely, balanced and accurate manner in accordance with this Disclosure Policy.

If CanAlaska intends to announce material information at an analyst or shareholders’ meeting or a media conference or conference call, the announcement must be preceded by a media release. Disclosure in individual or group meetings does not constitute adequate disclosure of material information.

CanAlaska shall provide only non-material information through individual and group meetings, in addition to regular publicly disclosed information. CanAlaska cannot alter the materiality of information by breaking down the information into smaller, non-material components.

REVIEWING ANALYST DRAFT REPORTS AND MODELS

CanAlaska shall review, upon request, analysts’ draft research reports or models for accuracy based on publicly disclosed information. It is the policy of CanAlaska, when an analyst inquires with respect to his/her estimates, to question an analyst’s assumptions if the estimate is a significant outlier among the range of estimates and/or of the published earnings guidance for CanAlaska. CanAlaska shall limit its comments in responding to such inquiries to non-material information.

In order to avoid appearing to “endorse” an analyst’s report or model, CanAlaska shall provide its comments orally or shall attach a disclaimer to written comments to indicate the report was reviewed only for factual accuracy.

RUMOURS

It is the policy of CanAlaska not to comment on market rumours or speculation including those made via the internet. Should the TSX request that CanAlaska make a definitive statement in response to a market rumour that is causing significant volatility in the stock, CanAlaska shall consider the matter and decide whether to make a policy exception.

FORWARD-LOOKING INFORMATION

Should CanAlaska elect to disclose forward-looking information in continuous disclosure documents, speeches, conference calls, etc., the following guidelines shall be observed:

1.

The information, if deemed material, shall be broadly disseminated via media release, in accordance with this Disclosure Policy.

2.

The information shall be clearly identified as forward-looking.

3.

CanAlaska shall identify all material assumptions used in the preparation of the forward-looking information.

4.

The information shall be accompanied by a statement that identifies, in very specific terms, the risks and uncertainties that may cause the actual results to differ materially from those projected in the statement.

5.

The information shall be accompanied by a statement that disclaims the intention or obligation of CanAlaska to update or revise the forward-looking information, whether as a result of new information, future events or otherwise. Notwithstanding this disclaimer, should subsequent events prove past statements about current trends to be materially off target, CanAlaska may choose to issue a media release explaining the reasons for the difference. In this case, CanAlaska shall update its guidance on the anticipated impact on revenue and earnings or other key metrics.

TRADING RESTRICTIONS WITH BLACKOUT PERIODS

It is illegal for anyone to purchase or sell securities of CanAlaska with knowledge of material information affecting CanAlaska that has not been publicly disclosed.  Except in the necessary course of business, it is also illegal for anyone to inform any other person of material non-public information.  Therefore, insiders and employees with knowledge of confidential or material information about CanAlaska or counter-parties in negotiations of material potential, are prohibited from trading securities of CanAlaska or any counter-party until the information has been fully disclosed a d reasonable period of time has passed for the information to be widely disseminated.

Blackout periods may be prescribed from time to time by the Board of Directors as a result of special circumstances relating to the Company pursuant to which insiders of the Company would be precluded from trading in securities of the Company.  Blackout periods are generally two days before and two days after the issuance of a Company news release or financial statements, unless otherwise determined by the Board.  All parties with knowledge of such special circumstances are covered by the blackout.  Such parties may include consultants, employees, external advisors, such as legal counsel, investment bankers and counter-parties in negotiations of material potential transactions.

DISCLOSURE RECORD

The Corporate Secretary shall maintain a seven-year file containing public information about CanAlaska including continuous disclosure documents, media releases and analysts’ reports.

RESPONSIBILITY FOR ELECTRONIC COMMUNICATIONS

Information to be included on the CanAlaska website shall include, but not be limited to, the following:

1.

Financial reports

2.

Financial highlights

3.

CanAlaska stock information

4.

Investor presentations

5.

Media releases

Investor relations material shall be contained within a separate section of the CanAlaska web site and shall include a notice that advises the reader that the information posted was accurate at the time of posting, but may be superceded by subsequent disclosures. All data posted to the Investor Relations section of the web site, including text and audiovisual material, shall show the date such material was issued. Any material changes in information must be updated immediately.  The minimum retention period for material corporate information on he CanAlaska web site shall be one year.

Disclosure on the CanAlaska web site alone does not constitute adequate disclosure of information that is considered material non-public information. Any disclosures of material information on its web site shall be preceded by the issuance of a media release.

Employees are prohibited from participating in internet chat rooms or newsgroup discussions on matters pertaining to activities of CanAlaska or its securities, in order to ensure no material undisclosed information is inadvertently disclosed.  Employees who encounter a discussion pertaining to CanAlaska should advise the President, your immediate supervisor, or a member of the Disclosure Committee.

COMMUNICATION AND ENFORCEMENT

New directors, officers, employees, consultants and applicable contractors shall be provided with a copy of this Disclosure Policy and shall be educated about its importance.

Any director, officer, employee or other person who wishes to report allegations of suspected improper conduct and wrongdoing under or violation of this Disclosure Policy should refer the matter to the CEO, V.P., or the lead director.

Any employee who violates this Disclosure Policy may face disciplinary action up to and including termination without notice of his or her employment with CanAlaska.

Violation of this Disclosure Policy may also violate certain securities laws. If it appears that an employee has violated such securities laws, CanAlaska may refer the matter to the appropriate regulatory authorities which could lead to penalties, fines and/or imprisonment.

Approved by the Board of Directors of CanAlaska Uranium Ltd. – June 23, 2008.

ACKNOWLEDGEMENT

CanAlaska Uranium Ltd.

Disclosure Policy and Health and Safety Policy

To:

Corporate Secretary

CanAlaska Uranium Ltd.

I, _____________________________________, hereby acknowledge and agree that:

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I have been advised that the Company is a public company and, as such, the Company wishes to ensure that there is no disclosure of Company information that is not in compliance with all applicable securities and stock exchange laws, rules and regulations;

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The Company has implemented a Disclosure Policy to ensure compliance with securities and stock exchange laws, rules and regulations, and requires all directors, officers, employees and associates be apprised of its Disclosure Policy and agree to abide by it;

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I have been given a copy of the CanAlaska Uranium Ltd. Disclosure Policy, have read it, understood it, and agree to abide by it;

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I have been given a copy of the CanAlaska Uranium Ltd. Health and Safety Policy, have read it, understood it, and agree to abide by it;

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If I am an employee or independent contractor of the Company, then I acknowledge and agree that this Disclosure Policy and Health and Safety Policy forms part of my agreement with the Company.

Dated this _____ day of ___________________, 20___.

__________________________

Name (please print)

Signature